April 16, 2014

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:  Kevin L. Vaughn

Re:      Woodward, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 14, 2013
File No. 000-08408

Ladies and Gentlemen:

Woodward, Inc. (“Woodward”) acknowledges receipt of the letter dated April 3, 2014 providing comments on the above-referenced filings by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission.  Woodward hereby respectfully requests an extension of the time to submit its response to the comments provided by the Staff.  Woodward proposes to submit its response to the Staff no later than May 1, 2014.

Please direct any questions or comments regarding this filing to the undersigned at (970) 498-3112 or Woodward’s Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, A. Christopher Fawzy at (970)  498-3121. Thank you for your attention to this matter.

Very truly yours,

/s/ Robert F. Weber, Jr.
Robert F. Weber, Jr.
Vice Chairman, Chief Financial Officer and Treasurer

cc:	A. Christopher Fawzy
Woodward, Inc.

Philip S. Stamatakos
Joel T. May
Jones Day

Scott Ward
Deloitte & Touche LLP